Exhibit 99.4

ALL ASSOCIATE MEMO FROM MANUEL BROCKE-BENZ

To:	All Associates
From:	Manuel Brocke-Benz
Date:	May 5, 2017
Subject:	CEO Communication: Combining with Avantor

This communication is being sent to all VWR associates on behalf of Manuel Brocke-Benz, President and CEO

Earlier this morning, VWR announced it has reached an agreement with Avantor, under which Avantor, a leading supplier of high-value, customized specialty products, will acquire VWR. The combination of VWR and Avantor will create a leading consumables-focused solutions and services provider to the high-growth life sciences, advanced technologies, education and research institutions.

Together, VWR and Avantor will create a larger, stronger, and more diversified company with significantly enhanced scale and product breath – a company that is best positioned to address evolving customer needs and win in the marketplace. Additionally, as a virtue of being a larger company with an expanded global reach, we expect that this will advance new opportunities for our associates within a high-growth enterprise.

As you know, since our IPO, VWR has made significant progress executing on our strategy to drive growth, both organically and through acquisitions of specialized manufacturing companies to strengthen our value proposition. This strategy has resulted in over $4.5 billion in sales for 2016, which, when combined with Avantor’s 2016 reported sales of over $700 million, yields a combined revenue base of approximately $5.2 billion.

This transaction is a real game changer that is well-aligned and expands upon our business strategy. Ultimately, our decision to partner with Avantor comes from a position of strength, with a vision towards positioning VWR for continued success into the future.

In evaluating this offer, we were impressed by Avantor’s respect for our company’s culture, and I know that we will carry forward our collaboration, teamwork, and commitment to customers and suppliers for superior service and quality. We are excited to join forces with Avantor’s more than 2,000 talented employees, and we are looking forward to a smooth integration following the closing.

Your knowledge and dedication to exceeding our customers’ needs is how we enable science. This acquisition does not change that. Our associates have contributed immeasurably to the success of our business and will play a critical role in the combined company.

For Internal Use Only - Confidential

As we work towards the closing of this transaction, we will collaborate with Avantor’s leadership team to thoughtfully plan the integration of our businesses and ensure our combined success. You may be asked to assist with these efforts, and we very much look forward to your input. However, unless part of your normal course of business, please do not contact Avantor unless directed to do so by your manager.

Please note that the transaction is subject to customary closing conditions, including stockholder approval and the receipt of regulatory approvals. Until the transaction closes, which we are targeting by the third quarter of 2017, it will be business as usual, and Avantor and VWR will continue to operate as two separate companies. During this time, it is critically important that you stay focused on meeting and exceeding our customers’ needs.

If you receive any inquiries about the merger from investors or media, please relay them to either John Sweeney, VP, Investor Relations, at 610.386.1483 / ir@vwr.com, or Valerie Collado, Director, Corporate Communications, at 484.885.9338 / Valerie_Collado@vwr.com, who will ensure they are properly addressed.

We realize that you will have questions regarding the transaction, and we will do our best to answer them. As additional details become available, we will communicate them.

Thank you all for your hard work, patience and understanding during this transition.

For Internal Use Only - Confidential